Exhibit 99.1

Medigus and L1 Systems Received First Commercial Order for COVID-19 Testing Kits

OMER, Israel, May 1, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that following the signing of a collaboration agreement with L-1 Systems Ltd. for the joint commercialization of various COVID-19 related products and solutions to governmental agencies and institutional healthcare organizations, the companies received its first commercial order for COVID-19 serological test kits.

The purchase order was received from a Mexican company which engages in the distribution of medical equipment to various medical centers in Mexico. Prior to placing the order, the Mexican company performed an examination of the testing kits, and following the examination, placed an order for 10,000 testing kits with a total order value of tens of thousands of dollars.

L-1 Systems maintains close relationship with a Chinese partner with several approved factories as well as additional manufactures of the COVID-19 serological testing kits. Medigus and L1 Systems intend to broaden their commercial efforts and order pipeline as well as expand their product portfolio such as to include ventilators and life support machines.

The agreement between Medigus and L1 Systems provides for joint marketing of the products and the opportunity to provide working capital financing. Medigus shall be entitled to proceeds from sales based on a profit share model based on the scope of financing provided by Medigus, 50% of the profits in the case Medigus introduces the products, and in all other cases, of 5% of the profits.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of payments made to the Company for nor the successful supply of the ordered products. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com